SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                              Commission File Number:  333-89269

                            THE IMAGING CENTER, INC.
             (Exact name of registrant as specified in its charter)

                               715 Williams Street
                         Cumberland, Maryland 21501-1705
                             Telephone: 301-759-3410
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Class B Common Stock $.02 Par
                    Value (Title of each class of securities
                              covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ ]               Rule 12h-3(b)(1)(ii)       [X]
Rule 12g-4(a)(1)(ii)       [ ]
Rule 12g-4(a)(2)(i)        [ ]               Rule 12h-3(b)(2)(i)        [ ]
Rule l2g-4(a)(2)(ii)       [ ]               Rule 12h-3(b)(2)(ii)       [ ]
Rule 12h-3(b)(1)(i)        [ ]               Rule 15d-6                 [ ]

         Approximate number of holders of record as of the certification or notice date: 401.

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Imaging Center, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 28, 2003                         BY: /s/ F. Daniel Jackson
      --------------                             ---------------------
                                                  Name:  F. Daniel Jackson, M.D.
                                                  Title:  President



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.